Exhibit 99.1

Hexindai Further Strengthens Risk Control System to Better Protect Investors

BEIJING, Aug. 10, 2018/PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced it has further strengthened its risk control system to better protect investors throughout the entire process of borrower acquisition, risk-based pricing, post-loan management, and default risk coverage.

Hexindai has established a comprehensive, stable and efficient asset security system, now named “HX-CORE”, based on advanced risk control technologies that leverage risk control models and enormous volumes of credit data from cooperating partners and business data accumulated by Hexindai.

“Hexindai aims to build a convenient, transparent and safe online lending platform to drive inclusive finance in China, and we will continue to work toward this objective,” said Mr. Xiaobo An, founder and chairman of Hexindai. “We are taking comprehensive actions to secure asset safety on our platform and build up investors’ confidence.”

Hexindai acquires borrowers through both online and offline channels. The Company verifies the borrower’s intentions of applying for the loan and makes sure all contracts with borrowers are legitimate through CFCA signature authentication. China Financial Certification Authority (CFCA) is the largest and most authoritative electronic authentication service provider in China.

The risk-based pricing is conducted by the Company’s proprietary risk control system, now named “Hurricane”, which was developed by Hexindai and operates in cooperation with a number of credit information organizations and third-party Big Data risk management companies. The Company and its partners have developed cutting-edge technologies and modules for information verification, anti-fraud, evaluation of repayment willingness and ability, and selection of prime borrowers. Advanced technologies, such as facial recognition, are applied to verify borrowers’ identities. The “Hurricane” risk control system has proved to be highly effective with years of operation and data accumulation.

To enhance the Company’s credit decision-making and fraud detection systems, Hexindai has also partnered with global service providers, including FICO, a leading US data analytics company focusing on credit scoring services, for the FICO Decision Engine, and GBG DecTech, an Australia-based provider of anti-fraud, anti-money laundering, and decision management services, for the GBG Instinct Anti-Fraud Solution. The FICO Decision Engine can generate a credit score and loan amount for each loan applicant and effectively evaluate their ability for repayment. With this prudent verification and credit assessment process, only 23% of loan applications submitted were approved at Hexindai in the fiscal year ended March 31, 2018.

In the post-loan management process, Hexindai monitors the borrower’s repayments closely, flags any signs of non-payment, and manages defaults. The Company actively collects borrowers’ information to monitor their financial condition and constantly evaluate their repayment capabilities.

To cover the default risk of non-paying borrowers, Hexindai has established a cooperative relationship with Changan Insurance, a leading property and liability insurance company based in Beijing.  Changan Insurance provides liability insurance coverage to investors and may take legal action if required, to collect on outstanding loan obligations.

“The core competitiveness of the online lending industry lies in its risk management capabilities,” said Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “We will continue to improve our risk management and further reduce credit risk. We will also work closely with regulators to ensure timely compliance and support the healthy and sustainable development of the industry.”

To provide better service for investors, Hexindai has hosted dozens of offline face-to-face investor meetings this year to understand investors’ needs. The Company executives also provided live-streamed webcasts to directly address investors’ questions and concerns.

In the backdrop of increased compliance requirements to ensure the healthy growth of the industry, it is natural that non-compliant platforms will be shut down, added Mr. Zhou. Only fully compliant companies will become trusted platforms and enjoy long-term growth.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Edmond Lococo,

Tel: +86 10 6583-7510

Email: Edmond.Lococo@icrinc.com